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                                                                   EXHIBIT 7(c)1



                      [THE SPORTS CLUB COMPANY LETTERHEAD]



                                  NEWS RELEASE


FOR IMMEDIATE RELEASE                                CONTACT: JOHN M. GIBBONS
                                                     PRESIDENT AND
                                                     CHIEF OPERATING OFFICER
                                                     (310) 479 - 5200


                        THE SPORTS CLUB COMPANY ANNOUNCES
                        RESOLUTION OF PENDING LITIGATION

LOS ANGELES, CA (May 22, 1997) -- The Sports Club Company, Inc. (AMEX:SCY) today announced that it has agreed to pay Century Entertainment Center, L.P. $1,950,000 over a 10 month period to settle litigation relating to the Century City Spectrum Club which was closed in July 1995.

D. Michael Talla, Chairman and Chief Executive Officer, indicated that the settlement will be paid out of existing working capital. "While we were disappointed with many of the rulings in this lawsuit, we believe that resolution of this matter at this time is in the best interests of the Company and its shareholders. The settlement will be accounted for as an extraordinary charge to earnings and will not impact operating income. Our operating results continue to improve and we are aggressively pursuing development projects in several cities," noted Mr. Talla.

The Sports Club Company operates upscale health and fitness clubs under the Sports Club and Spectrum club names. The Company currently operates seven clubs in Southern California and the Reebok Sports Club/NY in New York City and has scheduled a Summer opening for its new Spectrum Club in Valencia, California.

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